September 8, 2015

Arusyak Sukiasyan
President Illumitry Corp.
Sasunci Davit Square
Yerevan, Armenia

Re: Illumitry Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed on July 24, 2015
File No. 333-202841

Ladies and Gentlemen:

This letter sets forth the responses of Illumitry Corp. ("Company") to the comments of the reviewing staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of July 24, 2015.

General

1.
We note that you filed a current report on Form 8-K on July 10, 2015 to report a change in accountants. Please note that Section 15(d) reports should not be filed unless and until your registration statement on Form S-1 is declared effective. Refer to Rules 15d-1 and 15d-11 of the Securities Exchange Act of 1934. Please revise to disclose the change in accountants and include all the disclosures required by Item 304 of Regulation S-K, including the letter regarding the change in certifying accountant. See Item 601(b)(16) of Regulation S-K.

Response
We added the disclosure regarding the change in independent registered public accounting firms to the registration statement.

2.	We note your response to prior comment 1. Please disclose on your prospectus cover page that you are a shell company.

Response
The prospectus has been revised.

Prospectus Summary, page 3

3.
We note your response to prior comment 4 and reissue the comment. You have not disclosed the number of months you will be able to operate with currently-available cash reserves. Please clearly state the number of months you will be able to operate with currently-available cash reserves here, in the first risk factor on page 5 and the Liquidity and Capital Resources disclosure on page 19. You should not assume receipt of any loans or offering proceeds in this disclosure.

Response
As of March 31, 2015 the Company had $2,291 available reserves. These reserves were sufficient for Illumitry Corp. for the period of next three month ended June 30, 2015. As of July 2015 the Company has received an order from its customer for the amount $2,755. Further, if the Company will not receive any additional order from its customer, Ms. Sukiasyan will loan needed amount of funds, pursuant to the Loan Agreement, conducted between Ms. Sukiasyan and Illumitry Corp. As of August 2015 the Company did not receive any funds from Ms. Sukiasyan under Loan Agreement.

4.
It is still unclear whether Ms. Sukiasyan has loaned to you the $10,900. You state in your response to prior comment 1 that Ms. Sukiasyan has agreed to loan you up to $10,900, but in the registration statement, you state that as of March 31, 2015, Ms. Sukiasyan has loaned $10,900 to you. Please clarify.

Response
We revised the disclosure to clarify that Ms. Sukiasyan has already loaned $10,900 to the Company pursuant to a verbal agreement.

Dilution, page 12

5.
We note your revised disclosure in response to prior comment 8 and reissue the comment. Your disclosure continues to state that you had a positive net tangible book value per share as of March 31, 2015, when it appears that you had a negative net tangible book value per share. Furthermore, it appears that your net tangible book value and net tangible book value per share calculations for each percentage of assumed offering proceeds are not correct. Please provide the details of these calculations in your response letter.

Response
Formula of book value per share = (Total shareholders equity (deficit)/ Total outstanding shares).
For example as of March 31, 2015, the net tangible book value of our shares of common stock = ($1,832 (total shareholders deficit)/ 3,000,000 (total outstanding shares)) = $0.0006 (negative).
The Dilution part has been revised.

Plan of Operation, page 16

6.
We note the revised disclosure in response to prior comment 11 and reissue the comment. In this regard, we note that you have not revised your disclosure to discuss your plan of operations in the event you do not receive the loan funds from your officer. Further, you have not discussed your plan of operations if you sell a smaller portion of the offering, such as ten or 15% of the offered shares. Please revise.

Response
Plan of operation has been revised.

Certain Relationships and Related Transactions, page 25

7.
We note your response to prior comment 13 and reissue the comment. Please clarify whether the $7,900 loan outstanding as of December 31, 2014 is included in the $10,900 loan. If not, please revise to provide the information required by Item 404(a) of Regulation S-K with regard to the $7,900 loan and tell us whether there is an agreement that governs the terms of the $7,900 loan.

Response
The loan of $7,900 is included in the $10,900 loan as of March 31, 2015. Disclosure was revised to make this point clear.

Very Truly Yours,

/s/ Arusyak Sukiasyan
Arusyak Sukiasyan
President of Illumitry Corp.